Exhibit 12
Nabors Industries, Ltd. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

		Year Ended December 31,
		2006	2005	2004

Income before income taxes from continuing operations		$1,427,902	$857,155	$333,628
Less earnings from affiliates, net of dividends		(18,111)	(2,600)	(2,057)
Add amortization of capitalized interest		1,855	1,267	1,017
Add fixed charges as adjusted (from below)		49,731	47,786	51,329

Earnings	(1)	$1,461,377	$903,608	$383,917

Fixed charges:
Interest expense:
Interest on indebtedness		$36,543	$19,086	$23,055
Capitalized		9,495	4,173	1,887
Amortization of debt related costs (1)		10,043	25,763	25,452
Interest portion of rental expense		3,145	2,937	2,822

Fixed charges before adjustments	(2)	59,226	51,959	53,216
Less capitalized interest		(9,495)	(4,173)	(1,887)

Fixed charges as adjusted		$49,731	$47,786	$51,329

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	24.67	17.39	7.21

(1)	Includes deferred financing, discount and premium amortization.